CERBCO, Inc.

1419 Forest Drive, Suite 209

Annapolis, MD 21403

(443) 482-3374

May 10, 2005

By Way of EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, D.C. 20549

Attention: Jennifer Hardy, Branch Chief

Re:	CERBCO, Inc. (SEC File No. 000-16749) —
Response to SEC Comment Re.: Revised Preliminary Proxy Materials Relating to a Special
Meeting of Stockholders

Dear Ms. Hardy:

In response to the SEC’s comment regarding CERBCO’s preliminary proxy materials received from the staff of the Commission (the “Staff”) by letter dated May 5, 2005, CERBCO intends to file definitive proxy materials containing the disclosure requested and certain editorial revisions and corrections to be used in connection with CERBCO’s Special Meeting of Stockholders to be held on June 30, 2005. In addition, as previously indicated, we will file a manually signed copy of the audit opinion as provided in Instruction 2 to Item 13 of Schedule 14A as “correspondence” in connection with filing of our definitive proxy materials.

For your ease of reference, the text of the Staff’s comment is reproduced in italics in advance of our response.

Schedule 14A

Background and Reasons for the Plan, page 16

1. We note your response to prior comment 6. Please disclose that you did not receive a solvency opinion and also that you did not receive any report or appraisal from a third-party related to the transaction pursuant to Item 1015 of Regulation M-A.

Complied with. The following language was inserted on page 16 of the Proxy Statement (and previously submitted to the Staff for its review): “The Board did not receive a solvency opinion or any report, opinion or appraisal from an outside party that is materially related to the Company’s Dissolution,

United States Securities and Exchange Commission

Division of Corporation Finance

May 10, 2005

including any report, opinion or appraisal relating to the consideration or the fairness of the consideration to be offered to our stockholders or the fairness of the Dissolution to the Company or to our stockholders who are not affiliates.”

As we previously indicated and as discussed with Ms. Tamara Brightwell, we intend to file definitive proxy materials as soon as practicable and convene the Special Meeting on June 30, 2005.

Sincerely,

/s/ Robert F. Hartman
Robert F. Hartman,
Vice President, Secretary and Treasurer

cc:	George Wm. Erikson, Esquire
Robert W. Erikson
Melissa A. Warren, Esquire
Jeannette C. Koonce, Esquire